Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Mariner Energy, Inc.
Commission File No. 333-166964
North Africa Oil & Gas Summit November 3, 2010

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a proxy statement of Mariner Energy, Inc. ("Mariner") that also constitutes a prospectus of Apache. The registration statement has been declared effective by the SEC and a definitive proxy statement/prospectus will be mailed to stockholders of Mariner on or about October 13, 2010. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain the documents free of charge at the SEC's web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache's website at www.apachecorp.com under the tab "Investors" or by contacting Apache's Investor Relations Department at 713^296^6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner's website at www.mariner^energy.com under the tab "Investor Information" or by contacting Mariner's Investor Relations Department at 713^954^5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for further information on its public reference room. Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache's directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner's directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC. Cautionary Statement 2

Statements in this document include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed transaction; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on transaction-related issues. Other factors that could materially affect actual results are discussed in Apache's and Mariner's most recent Forms 10-K as well as each company's other filings with the SEC available at the SEC's website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. References to quantities of oil or natural gas may include amounts that Apache or Mariner believe will ultimately be produced, but that are not yet classified as "proved reserves" under SEC definitions. Cautionary Statement 3

Urgency, innovation & drive define culture Portfolio balance underpins our strategy (~50% Oil / ~50% Int'l) Exploration focus powers growth Growing pipeline of development projects + increased exploration program Exploitation strength remains key Proven history of unlocking value from acquired and existing assets Finding markets is as important as finding gas Fueling emerging markets via LNG Operating in international countries with growing energy needs Financial strength - foundation for growth Live within cash flow; Rate of return focus Financially Strong, Diversified, Positioned to Grow 4

A Growth Company for 55 Years Q2 2010 represents APA's 2Q production combined with Mariner, Devon and BP Pro Forma estimates Reserves are based on APA's 2009 proved reserves combined with Mariner, Devon and BP Pro Forma estimates 5

Continued Portfolio Balance - w/Acquisitions 2Q Production w/ DVN+ME 647 MBOE/D GOM Shelf 15% GOM DW 1% Onshore 2% Pro Forma w/ DVN, ME & BP 781 MBOE/D* GOM DW 2% Onshore 2% Q2 2010 Production 54% Liquids 56% International 50% Liquids 48% International North Sea 9% North Sea 8% * Reflects pref. rights closed to date 6

BP Transaction 7

BP Permian E&P Extensive portfolio across basin Attractive acreage position: 763K net acres incl. 405K mineral acres No operated wells drilled in 4 years >2,000 infill drilling locations Resource plays: Yeso, Spraberry Expands APA's interest in key fields: Eunice, NMFU, NEDU, Warren, etc. APACHE + MARINER BP PERMIAN COMBINED REGION % CHANGE Total Prod. MBOE/D 65.0 21.8 86.8 34% P1 Reserves MMBOE 555.1 120.0 675.1 22% Net Acres 000s 731 756 1,487 103% Apache BP Mariner Production figures are 1H 2010 with pref rights exercised to date. Mariner production rate January-May. Apache reserve and acreage figures are year-end 2009, BP Permian reserve figures as of 30 June 2010 reduced for closed pref rights. 8

BP Canada E&P BP Canada E&P KITIMAT APACHE STANDALONE BP CANADA COMBINED REGION % CHANGE Total Prod. MBOE/D 70.8 46.5 117.3 66% P1 Reserves MMBOE 531.0 223.7 754.7 42% Net Acres 000s 4,422 1,278 5,700 29% 9 Production figures are 1H 2010 with no pref rights exercised. Apache reserve and acreage figures are year-end 2009, BP Canada reserve figures as of 30 June 2010.

Alexandria Cairo El Alamein Apache BP APA (Compression) APA BP APA APA BP El Hamra Oil Export Terminal Matruh BP APA APA Dashour LPG Plant (BP) National Gas Grid APA BP Egypt (Western Desert) E&P Bolt-on acquisition with ample exploitation/exploration opportunities 4 development leases in the heart of prolific Abu Gharadig Basin Limited exploration to date, no penetrations of AEB or Jurassic, no waterfloods. No seismic on AG since 1999 Infrastructure synergies Abu Gharadig Gas Plant (BP) APACHE STANDALONE BP W. DESERT COMBINED REGION % CHANGE Total Prod. MBOE/D 157.2 7.8 165.0 5% P1 Reserves MMBOE 308.8 20.2 329.0 7% Net Acres 000s 7,545 394 7,939 5% 10 Production figures are 1H 2010. Apache reserve and acreage figures are year-end 2009, BP Egypt reserve figures as of 30 June 2010.

#1 Gulf of Mexico Shelf acreage portfolio XXX North Sea Egypt Australia Central Canada Argentina Gulf of Mexico Diversified Growth Potential 2010 Growth Rate: 9%-15% Excluding BP Assets 11 Permian

Favorable Price Realizations Multiples $3.50 $4.43 $3.77 $5.00 Current Price Realization Recent Contract Pricing Gas Price Realization 12

CORPORATION 2005 2007 2010 1997

2010 Program Exploration - 53 Development - 168 EGYPT FAGHUR OIL JURASSIC STRAT TRAPS MATRUH GAS/LIQUIDS ABU GHARADIG OIL BENI SUEF OIL Eastern Desert Western Desert Mediterranean Sea Red S e a 2010 Exploration Drilling - Growth Driver Egypt Region 13 Exploration Concessions 62 Development Leases 11.1 MM Gross Acres Oil: 195,000 BOPD Gas: 825 MMCFGPD 14

Why Explore The Western Desert ? 15 WESTERN DESERT GULF OF SUEZ MATURE PLAY 0 2,000 4,000 6,000 8,000 10,000 12,000 Jan-65 Jan-70 Jan-75 Jan-80 Jan-85 Jan-90 Jan-95 Jan-00 Jan-05 Jan-10 MMBOE Creaming Curves (STOIP)

Apache Drilling Results vsCumulative 3D Seismic Apache's seismic acquisition program has fueled the drilling program and increased the success rate 16

Western Desert Wildcats 2005-2010 APACHE (2005-2010): 46% of Wildcats Drilled 50% of Discoveries Made 17

Extensive Production Infrastructure Extensive 3D Seismic Coverage Joint Venture Companies In Place Ability to Drill & Complete Wells Quickly Low Operating Cost Production Technical Expertise Yields High Drilling Success Rate Apache's Advantages in the Western Desert 18

Major Factors in Success 25 km Stacked pay objectives Excellent acreage position 3D Seismic coverage (~35,000 km2) Frac technologies & water floods Aggressive drilling campaigns Faghur Basin Shushan Basin Matruh Basin Alamein Basin 19 Faghur Shushan Matruh

# 2010 Exploration Drilling Plan – 53 Wells



Kholod
Alara
Falcon-3X
Maggie-4X
Grenadier
Merenre
Lyra
Limonite
Amber
Bes
NTRK B
Fustat
Haematite
NTRK-D, W
Soltair Deep
W Renpet
WMED-A
WKAL-B
WKAN-G
NEAG C35
NEAG C18
WKAL-K
WKAN-J
NEAG C1
EBAH-ARF-P1, P2
WKAL-D
FAYOUM-2X, 3X
WKAL-L
Hathor S
Sable
Opera-2X
EBAH-O
Azhar E
WKAL-J
Qaa
Pepi
Alexandrite N
RKAN-7, SAF
Faghur-8X
Buchis
Chelsea-2X
NEAG J16
HEBA 10X, CNE-1X
WKAL-I-1X, 2X, 3X
WKAN-E
Asala Deep
Beni Suef W
Apache Non-Operated
Apache Development Lease
Apache Operated
WON–A, C
EON-F
Cretaceous
AEB
Jurassic
Other
ERB (Suez)

20

Continued Infrastructure Growth Salam 3&4 On production 1st Qtr 2009 Increased total capacity to 750+ MMCF/D SGT4 SGT3 SGT1 & SGT2 Salam 5 FID yearend 2010 Adds 100 MMCF/D to meet Egypt's growing energy demand Non-Qasr Qasr SGT-5 & Dev Qasr Compression 21

Property/ FieldBOPDMCFDBOED Hydra 2,250 75,000 14,750 Kahraman B22 400 20,000 3,733 Ozoris 4 161 4,000 828 Salam Deep 200 10,000 1,867 Shams 400 40,000 7,067 Syrah 200 50,000 8,533 Tut 23 184 8,000 1,517 WKAL-A 2,900 15,000 5,400 Adam 40 20,000 3,373 Chelsea 600 15,000 3,100 Hathor Deep --- 10,000 1,667 Maggie 2 1,000 15,000 3,500 Prince 600 20,000 3,933 Qasr 1,200 30,000 6,200 TOTAL 10,135 332,000 65,468 Why Train 5...and? 22 APA- Morgan Stanley Investor Meeting

23 Apache BP Continued Infrastructure Growth APA: 0 MMCF/D APA: 800MMCF/D on Northern Line BP: 100+ MMCF/D Spare Capacity Dashour LPG Plant (BP) Shut-in Production 300 MMCF/D Abu Gharadig Gas Plant (BP)

Securing Markets: Kitimat LNG 5 mtpa export capacity - First LNG target 2014 Additional Markets for Incremental Gas FEED award imminent Apache: 51% interest + operator 25.5% interest in PTP pipeline FID 2011 Horn River Basin 24

Global Price Outlook - Directing LNG Trade Movement... 25 Regional gas price mechanisms will drive global LNG interaction Source: Poten & Partners

Global LNG Pricing is driven by: Long term contacts based upon Oil linked net-backed pricing, and Spot prices based upon the local pricing at the delivery locations (see above) Global LNG Pricing & Fundamentals 26

LNG will continue to be a global commodity relying on regional gas price mechanisms to drive worldwide trade movements. LNG demand will continue to grow The Asia-Pacific Basin will remain the preferred market for LNG Global LNG Outlook 27 27

Growth Pipeline 28 New In Process Complete Julimar Macedon Coniston Mariner BP Pyrenees